Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

January 28, 2021

Deanna Virginio, Esq.

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Sun Kissed Industries, Inc. Post-Qualification Amendment No. 1 to Form 1-A Filed January 11, 2021 File No. 024-10991

Dear Ms. Virginio,

On behalf of Sun Kissed Industries, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 25, 2021, relating to the above-captioned Post-Qualification Amendment No. 1 to Form 1-A (“Offering Circular”). Captions and page references herein correspond to those set forth in the Offering Circular.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Post-qualification Amendment No. 1 to Form 1-A filed January 11, 2021

Executive Compensation, page 41

1. Please provide your executive compensation information as of December 31, 2020, rather than December 31, 2019, as required by Item 11 of Part II of Form 1-A.

Principal Stockholders, page 44

The Company has made the requested change and updated the executive compensation as of December 31, 2020.

2. We note that the information in the beneficial ownership table is provided as of November 20, 2020. Please revise the table to provide the information as of the most recent practicable date, as required by Item 12 of Part II of Form 1-A.

The Company has updated the beneficial ownership table as of January 25, 2021.

3. In addition to qualifying a Regulation A offering with the Commission, issuers in Tier 1 offerings must register or qualify their offering in any state in which they seek to offer or sell securities pursuant to Regulation A. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering.

The Company’s Offering Circular was registered in New York State as of September 25, 2019. I have enclosed a copy of the letter from the New York Office of the Attorney General, dated October 25, 2019.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

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STATE OF NEW YORK
OFFICE OF THE ATTORNEY GENERAL

LETITIA JAMES
ATTORNEY GENERAL

(212) 416-8200

DIVISION OF ECONOMIC JUSTICE
INVESTOR PROTECTION BUREAU

October 25, 2019

William R. Eilers, Esq.
149 South Lexington Avenue
Asheville, NC 28801-
Attn: William R. Eilers, Esq.

Entity Name:	Sun Kissed Industries, Inc.
Date Recd:	9/25/2019
File Number:	S34-52-31
Registration Type:	M-11
Fee:	$1,200.00

Dear Sir/Madam:

This letter is to acknowledge the registration of Sun Kissed Industries, Inc. and the receipt of the above filing fee.

The effective registration date is 9/25/2019.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours,

INVESTOR PROTECTION
BUREAU

THIS REGISTRATION EXPIRES FOUR YEARS
FROM THE EFFECTIVE REGISTRATION DATE.

28 LIBERTY STREET, NEW YORK, NY 10005 • PHONE (212) 416-8222 • WWW.AG.NY.GOV

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